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03012354

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 0 3 2003
WASH., D.C. SECTION 156

SEC FILE NUMBER
8-53088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2002** (MM/DD/YY) AND ENDING **December 31, 2002** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Basmala Investments USA, INC

iHilal (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3766 Burgundy Drive
(No. and Street)

Eagan (City) **MN** (State) **55122** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Malcolm McDermid **(612) 376-1230**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schweitzer Karon & Bremer, LLC
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700 (Address) **Minneapolis** (City) **MN** (State) **55402** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

8/3/8

OATH OR AFFIRMATION

I, Ann Degenshein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of iHilal (USA), Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

2-24-2003

Geraldine R Bean

Notary Public

GERALDINE R. BEAN
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Auditors report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402
Telephone 612-339-7811 • Fax 612-339-9845

INDEPENDENT AUDITOR'S REPORT

Board of Directors
iHilal (USA), Inc.
Eagan, Minnesota

We have audited the accompanying statement of financial condition of iHilal (USA), Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iHilal (USA), Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Schweitzer Karon & Bremer, LLC

SCHWEITZER KARON & BREMER, LLC
Certified Public Accountants
Minneapolis, Minnesota
January 28, 2003

iHilal (USA), INC.
STATEMENT OF FINANCIAL CONDITION

December 31,	2002
ASSETS	
Cash	$ 10,758
Prepaid expenses	1,238
Total assets	**$ 11,996**
LIABILITIES AND STOCKHOLDER'S EQUITY	
STOCKHOLDER'S EQUITY:	
Common stock, par value $.01 per share; 100 shares authorized, issued and outstanding	$ 1
Additional paid-in capital	177,999
Retained earnings (deficit)	(166,004)
Total stockholder's equity	**11,996**
Total liabilities and stockholder's equity	**$ 11,996**

See Notes to Financial Statements.

iHilal (USA), INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

iHilal (USA), Inc. (the Company) is a wholly owned subsidiary of iHilal (USA) Holdings, Inc. The Company is an NASD member firm broker/dealer for the purpose of earning referral revenue from another NASD member firm, Ameritrade, Inc. (Ameritrade).

The Company does not receive orders, execute orders, or effect securities transactions in any manner. It has no customers, does not carry customer accounts, and has no responsibility for maintaining customer account books and records.

All of these functions are provided by Ameritrade, which operates on a fully disclosed basis. Ameritrade provides online stock trading services to iHilal members through its trade name, Ameritrade Financial Services. Investors who open a brokerage account through iHilal.com are opening the account with Ameritrade. As Ameritrade provides the brokerage services offered on the web site it is the introducing broker/dealer, not the Company.

The underlying principal of the iHilal.com web site is to offer Muslim investors the capability of trading stocks approved according to Islamic Shariah principles. The web site contains a built-in Islamic stock-trading filter that allows investors to trade stocks included in the Dow Jones Islamic Market Index. Investors obtain access to free quotes and research on all listed US securities, including ADRs on Canadian and United Kingdom securities, while iHilal.com's built-in filter ensures that investors trade only stocks that have been screened and included in the Index.

A summary of the Company's significant accounting policies follows:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income recognition:

Security transactions and their related commission revenue are recognized for accounting purposes on the settlement date, generally three business days after trade execution date. The impact of unsettled transactions is not material.

Income taxes:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for differences in deductible temporary differences and operating losses and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets resulting primarily from net operating loss carryforwards are reduced by a valuation allowance when in the opinion of management; it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the dates of enactment.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Cash equivalents:

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Property and equipment:

Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts; any gain or loss is reflected in the results of operations.

Depreciation of property and equipment is computed under straight-line methods over estimated useful lives as follows:

	Years
Computer equipment	5
Office furniture and fixtures	5

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

At December 31, 2002, the Company had net capital and net capital requirements of $10,758 and $5,000, respectively.

Note 3. Customer Transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of that rule.

Note 4. Income Tax Expense

The components of the income tax provision for the year ended December 31, 2002 are as follows:

		2002
Deferred:		
Federal	$	17,000
State		6,000
Change in valuation allowance		(23,000)
Total federal and state income taxes (benefit)	**$**	**0**

The Company files a consolidated tax return with iHilal (USA) Holdings, Inc. Tax expense is allocated to each entity based on its income or loss as it compares to the consolidated income or loss. The Company has net operating loss carryforwards of approximately $162,000 for federal and state tax purposes, which will expire December 31, 2022. Realization of the deferred tax asset resulting from the net operating loss carryforward is dependent upon attainment of an adequate level of profitability within the carryforward period.

Note 5. Financial Instruments

Off-balance-sheet credit risk:

In the normal course of business, a broker/dealer's activities involve the execution and settlement of various securities transactions. These activities may expose a broker/dealer to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. All of the Company's security transactions are handled through Ameritrade on a fully disclosed basis. Any risks to the Company, which may be associated with security transactions, are minimized through this referral arrangement with Ameritrade.

iHilal (USA), INC.

STATEMENT PURSUANT TO RULE 15c3-3

December 31, 2002

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.